1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

March 28, 2024

VIA EDGAR

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Enhanced Income Trust Registration Statement on Form N-2 File Nos. 333-274966 and 811-23909

Dear Ms. Larkin:

This letter responds to comments that you conveyed in a telephonic discussion with Alexander C. Karampatsos and Antonio G. Fraone of Dechert LLP on January 22, 2024 with respect to Pre-Effective Amendment No. 1 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023 on behalf of Eagle Point Enhanced Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: The Fund discloses that it currently intends to issue preferred shares within one year of the date of the prospectus. Please confirm that the Registration Statement discloses the risks for common shareholders of the Fund if preferred shares are issued, such as those relating to dilution and payment preferences, or revise accordingly.

Response:        The Fund has revised the disclosure accordingly

2.	Comment: In connection with the “Historical Performance Data of the Adviser” section of the prospectus, the Fund discloses that each Other EP Account pursued a particular investment strategy fully while the Fund is not required to pursue the same strategy of an Other EP Account fully or consistently. For example, an Other EP Account may have allocated the majority or all of its assets to Portfolio Debt Securities while the Fund may, at various points, allocate a minor portion or no assets to Portfolio Debt Securities. As a result, these differences could be misleading. Please supplementally explain why these differences do not change the conclusion that the Other EP Accounts and the Fund are substantially similar.

Response:      The Fund has revised the disclosure to remove comparison information for such Other EP Accounts. Further, the Fund confirms that the revised disclosure provides historical performance data for comparative purposes for an account with investment objectives, policies and strategies that are substantially similar to those of the Fund.

Ms. Larkin March 28, 2024 Page 2

3.	Comment: The Fund’s disclosure states that the Fund may invest indirectly through wholly-owned subsidiaries (a “Subsidiary”). Please revise the Fund’s Registration Statement in connection with the following comments:

•	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

•	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

•	Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the entity’s debt as its own for purposes of section 18.

•	Disclose that each investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (section 15) as an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

•	Disclose that each Subsidiary complies with the provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the entity.

•	Disclose that the Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.[1]

Response: The Fund has revised the disclosure accordingly.

[1]	A primarily controlled entity is an entity that the Fund controls as defined in section 2(a)(9) of the 1940 Act and for which the Fund’s control of the entity is greater than that of any other person.

Ms. Larkin March 28, 2024 Page 3

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC

Joshua M. Katz, Eagle Point Credit Management LLC

Jonathan H. Gaines, Dechert LLP